

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 19, 2018

Jonathan Read
Chief Executive Officer
TimefireVR Inc.
7150 E. Camelback Rd.
Suite 444
Scottsdale, AZ 85251

**Re: TimefireVR Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 5, 2018
File No. 000-31587**

Dear Mr. Read:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information Technologies
and Services

cc: Michael Harris, Esq.
Nason, Yeager, Gerson, White & Lioce, P.A.